

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 4, 2009

Mr. Berge Abajian
Chief Executive Officer
Bergio International, Inc.
12 Daniel Road East
Fairfield, New Jersey 07004

> **Re:** **Bergio International, Inc.**
> **Item 4.01 Form 8-K Filed October 28, 2009**
> **Item 4.01 Form 8-K/A Filed November 3, 2009**
> **File No. 333-150029**

Dear Mr. Abajian:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief